August 25, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	MPLX LP
Registration Statement on Form S-4 (Registration No. 333-212079)
Ladies and Gentlemen:
On behalf of MPLX LP, a Delaware limited partnership (the “Partnership”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4, as amended (Registration No. 333-212079) (the “Registration Statement”), of the Partnership be declared effective at 4:00 p.m., eastern daylight time, on Monday, August 29, 2016, or as soon thereafter as practicable. The Partnership respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.
In connection with such request, the undersigned, on behalf of the Partnership, hereby acknowledges the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
MPLX LP

By:	MPLX GP LLC, its General Partner

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President and Corporate Secretary

cc:    Michael J. Solecki, Esq.

[Request for Effectiveness Letter]